Exhibit 99.1

Dominion Diamond Corporation Reports Diavik Diamond Mine Second Calendar Quarter Production

YELLOWKNIFE, Northwest Territories--(BUSINESS WIRE)--July 15, 2015--Dominion Diamond Corporation (TSX: DDC, NYSE: DDC) (the “Company”) reports Diavik Diamond Mine production results for the second calendar quarter of 2015:

Diavik Diamond Mine Production (100% basis)

	Q3 2013	Q4 2013	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Q1 2015	Q2 2015
Tonnes processed (millions)	0.55	0.54	0.59	0.62	0.56	0.51	0.48	0.56
Carats Recovered (millions)	1.67	2.07	1.87	2.15	1.67	1.54	1.50	2.14

Processing volumes in the second calendar quarter of 2015 were 9% lower than the same quarter of the prior year due to additional stockpile ore that was available and processed during the comparable quarter of the prior year. This additional stockpile was fully exhausted in calendar 2014.

Diamonds recovered in the second calendar quarter were consistent with the same quarter of the prior year. Higher grades achieved in the current year have offset the reduced processing volumes.

The development of the A-21 pipe is progressing according to plan.

As previously disclosed, the Diavik Diamond Mine full-year production target (on a 100% basis) is expected to be approximately:

Run of Mine Production Diavik Diamond Mine (100% basis)	Tonnes Mined (millions)	Tonnes Processed (millions)	Carats (millions)
Mine Plan for Calendar 2015	2.1	2.1	6.7

Mining activities will be exclusively underground with approximately 0.8 million tonnes expected to be sourced from A-154 North, approximately 0.4 million tonnes from A-154 South and approximately 0.9 million tonnes from A-418.

In addition to the 6.7 million carats produced from run of mine ore, there will be production from coarse ore rejects (“COR”). This additional production is not included in the Company’s ore reserves, and is therefore incremental. Based on historical recovery rates, the tonnage of this material that is planned to be processed during calendar 2015 would produce 0.3 million carats from COR.

The aforementioned mine plan for the Diavik Diamond Mine was prepared and verified by Diavik Diamond Mines (2012) Inc. (“DDMI”), operator of the Diavik Diamond Mine, under the supervision of Calvin Yip, P. Eng., Principal Advisor, Strategic Planning of DDMI, and a Qualified Person within the meaning of National Instrument 43-101 of the Canadian Securities Administrators.

Diavik Diamond Mine Production 40% basis

For the three months ended June 30, 2015				For the three months ended June 30, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	56	240	4.30	67	260	3.88
A-154 North	67	151	2.25	88	194	2.21
A-418	102	461	4.51	92	401	4.36
COR	0.1	4	-	0.2	6	-
Total	225	856	3.78 (a)	247	860	3.47 (a)

(a) Grade has been adjusted to exclude COR

For the six months ended June 30, 2015				For the six months ended June 30, 2014
Pipe	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)	Ore Processed (000s tonnes)	Carats (000s)	Grade (carats/tonne)
A-154 South	100	412	4.11	103	395	3.84
A-154 North	140	285	2.04	190	421	2.21
A-418	175	729	4.17	185	715	3.86
COR	1	29	-	3	75	-
Total	416	1,455	3.43 (a)	482	1,606	3.20 (a)

(a) Grade has been adjusted to exclude COR

Pricing
Based on the Company’s sales during the second calendar quarter of 2015 and the current diamond recovery profile of the Diavik processing plant, the Company has modeled the approximate rough diamond price per carat for each of the ore types below.

Diavik Ore Type	June 2015 Average Price per Carat (in US dollars)
A-154 South	$135
A-154 North	$175
A-418	$95
COR	$45

Forward-Looking Information
Certain information included herein, including information about mining activities and estimated production from the Diavik Diamond Mine, constitutes forward-looking information or statements within the meaning of applicable securities laws. Forward-looking information is based on certain factors and assumptions including, among other things, the current mine plan for the Diavik Diamond Mine; mining, production, construction and exploration activities at the Diavik Diamond Mine; required operating and capital costs; labour and fuel costs; currency exchange rates; world and US economic conditions; future diamond prices; and the level of worldwide diamond production. Forward-looking information is subject to certain factors, including risks and uncertainties, which could cause actual results to differ materially from what the Company currently expects. These factors include, among other things, the uncertain nature of mining activities, including risks associated with underground construction and mining operations, risks associated with joint venture operations, including risks associated with the inability to control the timing and scope of future capital expenditures, the risk that the operator of the Diavik Diamond Mine may make changes to the mine plan and other risks arising because of the nature of joint venture activities, risks associated with the remote location of and harsh climate at the Diavik Diamond Mine, variations in mineral resource and mineral reserve estimates, grade estimates or expected recovery rates, failure of plant, equipment or processes to operate as anticipated, risks resulting from the Eurozone financial crisis, risks associated with regulatory requirements and the ability to obtain all necessary regulatory approvals, modifications to existing practices so as to comply with any future permit conditions that may be imposed by regulators, delays in obtaining regulatory approvals and lease renewals, the risk of fluctuations in diamond prices and changes in US and world economic conditions, the risk of fluctuations in the Canadian/US dollar exchange rate and cash flow and liquidity risks. Actual results may vary from the forward-looking information. Readers are cautioned not to place undue importance on forward-looking information, which speaks only as of the date of this disclosure, and should not rely upon this information as of any other date. While the Company may elect to, it is under no obligation and does not undertake to, update or revise any forward-looking information, whether as a result of new information, further events or otherwise at any particular time, except as required by law. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities and can be found at www.sedar.com and www.sec.gov, respectively.

About Dominion Diamond Corporation
Dominion Diamond Corporation is a Canadian diamond mining company with ownership interests in two major producing diamond mines. Both mines are located in the low political risk environment of the Northwest Territories in Canada.

The Company operates the Ekati Diamond Mine through its 88.9% ownership as well as a 65.3% ownership in the surrounding areas containing additional reserves and resources, and also owns 40% of the Diavik Diamond Mine. It supplies rough diamonds to the global market through its sorting and selling operations in Canada, Belgium and India and is the world’s third largest producer of rough diamonds by value. For more information, please visit www.ddcorp.ca

CONTACT:
Dominion Diamond Corporation
Mr. Richard Chetwode, +44 (0) 7720-970-762
Vice President, Corporate Development
rchetwode@ddcorp.ca
or
Ms. Kelley Stamm, 416-205-4380
Manager, Investor Relations
kstamm@ddcorp.ca